Exhibit 99.1

KBS Fashion Group Limited Announces First Half 2014 Financial Results

SHISHI, China, Dec. 10, 2014 /PRNewswire/ — KBS Fashion Group Limited ("KBS" or the "Company") (NASDAQ: KBSF), a leading fully-integrated casual menswear company in China, today announced its unaudited financial results for the six month period ended June 30, 2014.1

First Half 2014 Financial Highlights

•	Net revenues for the first half of 2014 increased by 7.4% YoY to $49.8 million, compared to $46.4 million in the prior year period.

•	Gross profit was $20.0 million, or 40.3% of revenue, compared to $21.4 million, or 46.1%, in the prior year period.

•	IFRS net income attributable to the Company was $9.2 million, compared to $12.0 million in the prior year period. Non-GAAP net income, which excludes the provision of the change in fair value of warrants and non-recurring fees related to the Company's recent transactions and NASDAQ listing compliance, was $11.9 million compared with $12.7 million for the same period last year.

•	Net income attributable to the Company per fully diluted share was $0.36, compared to $0.47 in the prior year period. Non-GAAP net income per fully diluted share, which excludes the provision of the change in fair value of warrants and non-recurring fees related to the Company's recent transactions and NASDAQ listing compliance, was $0.47 compared with $0.50 for the same period last year.

Mr. Keyan Yan, Chairman and CEO of the Company commented, "We are pleased with our strong operational progress in the first half of 2014. We have been able to grow and leverage our distributor relationships that give us access to the faster growing fourth and fifth tier city retail markets in China. Revenue growth from our distribution network helped offset our corporate store restructuring process in the first half of the year. While operating profitability slowed down in the period as we worked to optimize our store network, we have seen it return to satisfactory levels in the second half of the year."

"Going forward, we remain focused on maximizing the productivity of our corporate stores and expanding our distribution network as opportunities emerge."

[1]	As previously disclosed, on August 1, 2014, the Company completed its share exchange transaction with Hongri International Holdings Ltd. ("Hongri"). As a result of the share exchange, Hongri became a wholly owned subsidiary of the Company. As such, the consolidated financial statements were prepared on a pro forma basis as if the group has been in existence since the beginning of 2014.

Mr. Yan continued, "Additionally, we are making progress on the construction of our new manufacturing facilities located in Taihu, Anhui province. The first stage of the manufacturing plant will have an annual production capacity of five million articles of clothing, compared our current production facility with a two million article capacity. We expect to move all manufacturing to the new Taihu location in the first quarter of 2015. We expect the new facility will lower our production costs as it becomes fully operational. Meanwhile, we have been working with several well-known brands to become one of their original design manufacturing ("ODM") suppliers. We have passed relevant screening tests and received some sample orders. We anticipate that we will be able to negotiate larger orders in the near future, once our additional production capacity is on-line."

"We have recently identified a viable ERP system and expect to implement the system in early 2015. Additionally, we began our Sarbanes-Oxley review in November and are evaluating and implementing our internal controls over financial reporting."

"We expect our revenue growth to accelerate in the second half of 2014 and we believe we are on track to deliver profits in excess of $25 million for 2014, excluding the provision of the change in fair value of warrants and our non-recurring fees related to our recent transactions. We also plan to adopt a dividend policy for the payment of an annual dividend after the August 2014 closing of the transaction in an amount equal to at least 20% of the Company's distributable profits after tax and after compulsory statutory reserves," concluded Mr. Yan.

First Half 2014 Results

Revenue

A breakdown of revenue, percentage of revenue and percentage of gross margin by segment is as follows:

	Six Months Ended June 30, 2014 (unaudited)			Six Months Ended June 30, 2013 (unaudited)
		% of	Gross		% of	Gross
	Revenue	Revenue	Margin	Revenue	Revenue	Margin
Distributor network	$42,586,516	85.6%	37.0%	$33,684,480	72.7%	39.4%
Corporate stores	$6,639,990	13.3%	62.3%	$11,853,008	25.5%	66.2%
ODM	$555,606	1.1%	26.8%	$813,742	1.8%	31.9%
Total	$49,773,112	100.0%	40.3%	$46,351,230	100.0%	46.1%

For the six months ended June 30, 2014, total revenue reached $49.8 million, up 7.4% YoY from $46.3 million in the prior year period. The Company reports financial and operating results in three segments:  distributor network, corporate stores and ODM.

Distributor Network — Revenue from the Company's distributor network reached $42.6 million for the six months ended June 30, 2014, an increase of 26.4% from $33.7 million in the prior year period. The distributor segment accounted for 85.6% of the total revenue, compared to 72.7% during the same period last year. Gross profit margin for the Company's distributor network decreased YoY to 37.0% from 39.4%. Sales growth was primarily a result of KBS's growing brand appeal and the strength of the distributors. The Company has been able to leverage its distribution network by focusing on provincial distributors, primarily in Shandong, Hubei, Sichuan and Heilongjiang as well as Tianjin. These provincial distributors have been able to penetrate their respective markets more easily than district distributors.

The Company's distributor network grew to 26 distributors in 17 provinces during the first half of 2014. During the same period last year, the Company operated through a network of 25 distributors in 16 provinces. Most of these distributors, either directly or through their sub-distributors, operate KBS-branded stores. As of June 30, 2014, distributor operated a total of 96 KBS-branded stores, primarily in second and third tier cities. KBS products distributed to fourth and fifth tier cities are primarily sold in multi-branded department stores.

Corporate Stores — Total revenue for corporate stores for the six months of 2014 reached $6.6 million, compared to $11.8 million during the same period last year. During the middle of the first half of 2013, the Company closed 11 of its stores, including four in Guangzhou and seven in Fujian.  As of June 30, 2014, the Company operates 18 corporate stores, all in Fujian, compared to 20 stores as of June 30, 2013.

The corporate stores segment contributed 13.3% of total revenue, compared to 25.5% in 2013. Gross profit margin for the Company's corporate stores was 62.3%, compared to 66.2% in the prior year period. This margin compression is primarily due store composition as more of the Company's remaining corporate stores are located in shopping malls which tend to be more promotional than freestanding stores.

ODM — The ODM segment is comprised of products that are designed and manufactured by the Company and then rebranded and sold by other firms. Revenue from the ODM segment decreased by 31.7% YoY to $0.6 million for the six months ended June 30, 2014, compared to $0.8 million during the same period last year. Gross profit margin dropped to 26.8% from 31.9%.

Cost of Sales and Gross Profit

Cost of sales was $29.7 million for the first half of 2014, up 19% YoY from $25.0 million in the prior year period. Gross profit for the first half of 2014 was $20.0 million, compared to $21.4 million in the prior year period. As more revenue was derived from the distributor network segment, overall gross profit margin declined to 40.3% in the first half of 2014 from 46.1% in the prior year period. Additionally, more sales were from larger provincial distributors, as opposed to smaller district distributors, gross profit margin in the distributor network segment declined from to 37% from 39.4% in the prior year period.

Administrative Expenses

Administrative expenses increased by $0.5 million, or 42.7%, to $1.7 million for the six months ended June 30, 2014, from $1.2 million for the prior year period. The increase of $0.5 million was mainly due to the non-recurring legal and professional fees from the share exchange transaction with Hongri.

Selling and Distribution Expenses

Selling and distribution expenses decreased by $0.9 million, or 25.8%, to $2.5 million for the six months ended June 30, 2014, from $3.4 million for the prior year period. Selling expenses accounted for 5.1% of total revenue, compared to 7.4% for the same period last year. The decrease in selling expenses was due to a reduction in rental expense from the closings of retail stores during the period.

Other gains and losses

Other gains and losses increased by $1.8 million, or 290.3%, to $2.4 million for the six months ended June 30, 2014, from $0.6 million for the prior year period. The increase was primary attributable to the additional provision for the change in fair value of warrants of $2.4 million due to consummation of the merger transaction with Hongri which significantly increased the valuation of the outstanding warrants.

Net Income

Net income was $9.2 million for the six months ended June 30, 2014, compared to $12.0 million for the same period in 2013, representing a decrease of $2.9 million or 23.8%. Net margin was 18.4% for the six months ended June 30, 2014, compared to 25.9% during the same period last year.  Non-GAAP net income, which excludes the provision of the change in fair value of warrants, was $11.5 million compared with $12.7 million for the same period last year.

Net income per fully diluted share was $0.36 for the first half of 2014, compared to $0.47 in the prior year period. Non-GAAP net income per fully diluted share, which excludes the provision of the change in fair value of warrants, was $0.47 compared with $0.50 for the same period last year.

Cash and Cash Equivalents

Our cash and cash equivalents balance increased to $64.7 million for the six months ended June 30, 2014, an increase of $21 million, or 48% as compared with $43.7 million for the same period last year. The improvement in cash position was mainly due to shorter average outstanding trade receivables period from 4 months as of December 31, 2013 to 2.7 months as of June 30, 2014.

Business Outlook

For fiscal year 2014, the Company expects its net revenues to range between $106 million and $115 million, representing YoY growth of approximately 6% to 15%. The Company projects its non-GAAP net income to be between $25 million and $26.5 million, representing YoY growth of up to 3.1%. This projection excludes the change in fair value of warrants and non-recurring fees related to the Company's recent transactions and NASDAQ listing compliance. These forecasts reflect the management's current and preliminary view on the market and operational conditions, which is subject to change.

Recent Developments

On October 31, 2014, the Company changed its name to "KBS Fashion Group Limited" and the Company's common stock started trading under the new ticker symbol "KBSF" on the Nasdaq Capital Market on November 3, 2014.

About KBS Fashion Group Limited

Headquartered in Shishi, China, KBS Fashion Group Limited, through its subsidiaries, is engaged in the business of designing, manufacturing, selling and distributing its own casual menswear brand, KBS, through a network of 114 KBS stores and over a number of multi-brand stores. To learn more about the Company, please visit its corporate website at www.kbsfashion.com.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of KBS Fashion Group Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Mr. Sterios Souyoutzoglou
Director and Chief Strategic Officer
T: +1 (646) 432 0752
E: ir@kbsfashion.com
www.kbsfashion.com

Mr. Bill Zima
ICR, Inc.
T: +1 (203) 682-8233

(FINANCIAL TABLES ON FOLLOWING PAGES)

KBS Fashion Group Limited

Unaudited Consolidated Statements of Comprehensive Income

For the Six Months ended June 30, 2014 and 2013

(Stated in US dollars)

	Six months ended June 30
	2014	2013

Revenue	$49,773,112	$46,351,230
Cost of sales	(29,737,677)	(24,993,146)
Gross profit	20,035,435	21,358,084
	40.3%	46.1%
Other income	204,761	268,487
Other gains and losses	(2,452,571)	(628,370)
Distribution and selling expenses	(2,547,914)	(3,434,595)
Administrative expenses	(1,756,984)	(1,186,056)
Profit from operations	13,482,727	16,377,550

Finance costs	(96,404)	(50,978)
Profit before tax	13,386,323	16,326,572

Income tax expense	(4,229,813)	(4,309,930)
Profit for the period	9,156,510	12,016,642
	18.4%	25.9%
Other comprehensive income
-Currency translation differences	(926,175)	2,597,259
Total comprehensive income for the period	$8,230,336	$14,613,901

Outstanding shares	25,417,329	25,417,329
Profit per share - basic and diluted	$0.36	$0.47

KBS Fashion Group Limited

Unaudited Consolidated Statements of Financial Position

For the Period ended June 30, 2014

(Stated in US dollars)

	30-Jun-14	31-Dec-13
Non-current assets
Property, plant and equipment	$26,837,491	$27,039,977
Prepayments and premiums under operating leases	3,237,265	3,086,792
Prepayment for acquisition of land use right	6,374,478	6,432,923
Prepaid lease payments	731,713	747,153
Total non-current assets	37,180,947	37,306,845

Current assets
Inventories	735,024	665,083
Trade and other receivables	22,288,737	30,476,111
Subsidies prepaid to distributors	-	636,258
Prepayments and premiums under operating leases	274,087	534,124
Prepaid lease payments	19,335	19,512
Other assets	3,043	14,732
Cash and cash equivalents	64,673,026	43,700,086
Total current assets	87,993,252	76,045,906

Total assets	$125,174,199	$113,352,751

Current liabilities
Trade and other payables	$4,421,459	$4,456,126
Related parties payables	6,217,393	5,789,042
Income tax payable	3,510,891	3,974,838
Short-term loans	3,250,553	1,968,213
Total current liabilities	17,400,296	16,188,219

Non-current liabilities
Warrant liability	5,811,476	3,432,440
Total non-current liabilities	5,811,476	3,432,440
Total liabilities	23,211,772	19,620,659

Equity
Common stock	2,542	2,542
Additional paid-in capital	1,047,447	1,047,447
Statutory surplus reserve	5,084,200	5,063,906
Retained profits	92,119,205	82,982,989
Foreign currency translation reserve	3,709,034	4,635,209
Total equity	101,962,428	93,732,092

Total liabilities and equity	$125,174,199	$113,352,751

KBS Fashion Group Limited

Unaudited Consolidated Statements of Cash Flow

For the Six Months ended June 30, 2014 and 2013

(Stated in US dollars)

	Six months ended June 30
	2014	2013
Operating activities
Profit before tax	$13,386,323	$16,326,572

Adjustments for:
Finance costs	96,404	50,978
Interest income	(89,219)	(64,889)
Depreciation of property, plant and equipment	950,919	989,704
Amortisation of prepaid lease payments	7,851	1,450,719
Amortisation of subsidies prepaid to distributors	631,469	416,643
Amortisation of prepayments and premiums under operating leases	316,242	-
Provision (Reversal) of inventory obsolescence	(1,858)	-
Change in fair value of warrants	2,379,036	628,370
Operating cash flows before movements in working capital	17,677,168	19,798,097

(Increase) / Decrease in trade and other receivables	8,187,374	(2,712,429)
(Increase) / Decrease in other assets	(3,043)	-
(Increase) / Decrease in inventories	(69,941)	632,128
Increase / (Decrease) in trade and other payables	(19,936)	(5,301,831)
Increase / (Decrease) in related parties payables	428,351	841,077
Cash generated from operations	26,199,973	13,257,042

Income taxes paid	(4,714,443)	-
Net cash from operating activities	21,485,530	13,257,042

Investing activities
Interest received	89,219	61,088
Prepayments and premiums paid under operating leases	(238,966)	(1,942,814)
Prepayment for construction of new plant	(257,295)	(220,353)
Purchase of property, plant and equipment	(736,872)	(353,440)
Net cash used in investing activities	(1,143,913)	(2,455,519)

Financing activities
Interest paid	(96,404)	(50,978)
New bank loans raised	3,255,668	1,939,200
Repayment of borrowings	(1,953,401)	(795,482)
Net cash used in financing activities	1,205,863	1,092,740

Net increase in cash and cash equivalent	21,547,479	11,894,263

Effects of currency translation	(574,539)	1,467,370
Cash and cash equivalents at beginning of year	43,700,086	32,476,544
Cash and cash equivalents at end of period	$64,673,026	$45,838,177

KBS Fashion Group Limited

Reconciliation of IFRS profit to non-GAAP profit

For the Six Months ended June 30, 2014 and 2013

(Stated in US dollars)

	Six months ended June 30
	2014		2013
	USD		USD
	Unaudited	EPS	Unaudited	EPS
Profit for the period	$9,156,510	$0.36	$12,016,642	$0.47
Change in fair value of warrants	2,379,036		628,370
Legal fee incurred in merger transaction	386,850		-
Non-GAAP profit for the period	$11,922,396	$0.47	$12,645,012	$0.50

No. of shares outstanding	25,417,329		25,417,329

Non-GAAP Financial Measures:

This press release contains certain non-GAAP financial measures. A reconciliation of these non-GAAP measure to their nearest comparable GAAP measure is included in the above table. As described more fully below, we believe the use of non-GAAP measures is an additional useful method of evaluating our financial condition and results of operations. The non-GAAP financial measures disclosed should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the expected results calculated in accordance with GAAP and reconciliations to those expected results should be carefully evaluated. The non-GAAP financial measures we use may be calculated differently from, and therefore may not be comparable to similarly titled measures used by other companies.

Management uses this information to measure performance over time on a consistent basis and to identify trends related to the Company's financial condition and results of operations. Management believes that these non-GAAP measure provide investors with information regarding the underlying performance of the company's core business operating results.